CUSIP NO. 01374AJ203	13G	Page 1 of 9 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Ecotality, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

01374J203

(CUSIP Number)

July 7, 2009

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

1	NAMES OF REPORTING PERSONS

BridgePointe Master Fund, Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

16,178,961
6 SHARED VOTING POWER

7 SOLE DISPOSITIVE POWER

16,178,961
8 SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,178,961
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%**
12	TYPE OF REPORTING PERSON (See Instructions)

CO

** See discussion regarding Ownership Limitation on page 6.

Page 2 of 9 pages

1	NAMES OF REPORTING PERSONS

Roswell Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

16,178,961
6 SHARED VOTING POWER

7 SOLE DISPOSITIVE POWER

16,178,961
8 SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,178,961
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%**
12	TYPE OF REPORTING PERSON (See Instructions)

OO

See discussion regarding Ownership Limitation on page 6.

Page 3 of 9 pages

1	NAMES OF REPORTING PERSONS

Eric S. Swartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

16,178,961
6 SHARED VOTING POWER

7 SOLE DISPOSITIVE POWER

16,178,961
8 SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,178,961
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%**
12	TYPE OF REPORTING PERSON (See Instructions)

IN

See discussion regarding Ownership Limitation on page 6.

Page 4 of 9 pages

1	NAMES OF REPORTING PERSONS

Michael C. Kendrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

16,178,961
6 SHARED VOTING POWER

7 SOLE DISPOSITIVE POWER

16,178,961
8 SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,178,961
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%**
12	TYPE OF REPORTING PERSON (See Instructions)

IN

See discussion regarding Ownership Limitation on page 6.

Page 5 of 9 pages

Item 1	(a)	Name of Issuer:

Ecotality, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

6821 E. Thomas Road Scottsdale, AZ 85251

Item 2	(a)	Name of Person Filing:

BridgePointe Master Fund, Ltd. Roswell Capital Partners, LLC Eric S. Swartz Michael C. Kendrick

Item 2	(b)	Address of Principal Business Offices or, if none, Residence:

The principal business address of the reporting persons is : 1120 Sanctuary Parkway, Suite 325, Alpharetta, GA 30009

Item 2	(c)	Citizenship

Reference is made to Item 4 of pages 2, 3, 4 and 5 of this Schedule 13G (this “Schedule”), which Items are incorporated herein by this reference.

Item 2	(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2	(e)	CUSIP Number:

01374J203

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:

Reference is hereby made to Items 5-9 and 11 of pages 2, 3, 4 and 5 of this Schedule, which Items are incorporated herein by this reference.

BridgePointe Master Fund, Ltd. is the beneficial owner of: (i) convertible debentures (the “Convertible Notes”) which are currently convertible into up to 36,451,283 shares of the Issuer’s common stock (subject to the Ownership Limitations described in more detail below); and (ii) warrants (“Warrants”) to purchase up to 118,774,072 shares of the Issuer’s common stock (subject to the Ownership Limitations).

** The conversion of the Convertible Notes and the exercise of the Warrants are subject to restrictions (the “Ownership Limitations”) that prohibit conversion or exercise to the extent that, after giving effect to such conversion or exercise, the holder of the Convertible Notes or Warrants (together with such holder’s affiliates, and any other person or entity acting as a group together with such holder or any of such holder’s affiliates) would, as a result of such conversion or exercise, beneficially own in excess of 9.99% of the total number of issued and outstanding shares of the Issuer’s common stock (including for such purposes the shares of the Issuer’s common stock issued upon such conversion and/or exercise).

Based on 161,951,564 shares of common stock of the Issuer outstanding as of July 2, 2009, as indicated in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on July 6, 2009, the Reporting Persons currently have the right (consistent with the Ownership Limitations) to acquire up to 16,178,961 shares of the Issuer’s common stock through the conversion of the Convertible Notes and/or exercise of the Warrants.

Roswell Capital Partners, LLC (“RCP”), as investment manager of BridgePointe Master Fund, Ltd. and Eric S. Swartz and Michael C. Kendrick, as RCP’s principals and co-owners, may be deemed to beneficially own the securities owned by such accounts, in that they may be deemed to have the same power to direct the voting or disposition of those securities.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that RCP. Eric S. Swartz or Michael C. Kendrick is, for any purpose, the beneficial owner of any securities to which this Schedule relates (the “Securities”), and each of RCP , Eric S. Swartz and Michael C. Kendrick disclaims beneficial ownership as to the Securities, except to the extent of its or his pecuniary interests therein.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of the Securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

	(b)	Percent of Class: 9.99%

The calculation of percentage of beneficial ownership here and in Item 11 of pages 2, 3, 4 and 5 was based on a total of 178,130,525 shares of common stock  derived from the Issuer’s Form 8-K filed with the Securities and Exchange Commission on July 6, 2009, in which the issuer reported that the current number of shares of its common stock outstanding was 161,951,564 plus, an additional 16,178,961 shares of common stock that BridgePointe Master Fund, Ltd may acquire upon the exercise of a warrant within 60 days of the date of this Schedule.

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:
16,178,961

(ii) shared power to vote or to direct the vote:

Page 6 of 9 pages

(iii)	sole power to dispose or to direct the disposition of:
16,178,961

(iv)	Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.
*

Page 7 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2009	Roswell Capital Partners, LLC

By: /s/ Michael C. Kendrick
Michael C. Kendrick, its Co-Manager

BridgePointe Master Fund, Ltd.

By: Roswell Capital Partners, LLC, its investment manager

By: /s/ Michael C. Kendrick
Michael C. Kendrick, its Co-Manager

ERIC S. SWARTZ

/s/ Eric S. Swartz
Eric S. Swartz

MICHAEL C. KENDRICK

/s/ Michael C. Kendrick
Michael C. Kendrick

Page 8 of 9 pages

EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13G/A

The undersigned and each other person executing this joint filing agreement (the “Agreement’) agree as follows:

(1) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this Exhibit is attached and such Schedule 13G is filed on behalf of the undersigned and each other person executing this Agreement; and

(2) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Dated: July 20, 2009	Roswell Capital Partners, LLC

By: /s/ Michael C. Kendrick
Michael C. Kendrick, its Co-Manager

BridgePointe Master Fund, Ltd.

By: Roswell Capital Partners, LLC, its investment manager

By: /s/ Michael C. Kendrick
Michael C. Kendrick, its Co-Manager

ERIC S. SWARTZ

/s/ Eric S. Swartz
Eric S. Swartz

MICHAEL C. KENDRICK

/s/ Michael C. Kendrick
Michael C. Kendrick

Page 9 of 9 pages